[Davis Polk & Wardwell Letterhead ]
February 8, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Kevin Stertzel, Esq. Division of Corporation Finance Jason Wynn, Esq. Division of Corporation Finance

RE:	Freeport-McMoRan Copper & Gold Inc. Form S-4 (No. 333-139252)
Dear Mr. Stertzel and Mr. Wynn:
     On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company”), we hereby submit the Company’s revised Form S-4 (the “S‑4”) for your review. As per the agreement between Mr. Wynn and Terry Crawford and Paul Hodgdon of Davis Polk & Wardwell, please find enclosed herewith a marked copy of the S-4, reflecting changes made from Amendment No. 1 filed with the Securities and Exchange Commission on January 18, 2007. As you will note, there are a number of items in the S-4 that have yet to be filled in. We anticipate completing these items after the close of trading on the New York Stock Exchange on February 9, 2007, and plan to file a pre-effective amendment on February 12, 2007 that incorporates all changes made to the S-4 since January 18, 2007.
     This letter and the Company’s revised S-4 are being filed with the Commission electronically today as correspondence. In addition to the EDGAR filing, we are faxing to your attention a copy of this letter along with changed pages from the S-4 and delivering to you by overnight mail a hard copy of this letter along with a courtesy copy of the revised S-4, marked to indicate changes from Amendment No. 1 filed on January 18, 2007.
     Simultaneously with this letter, the Company has sent a request for the acceleration of the effectiveness of the Registration Statement to February 12, 2007.
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     Please contact the undersigned at (212) 450-4502, or Terry Crawford at (212) 450-4034 should you require further information or have any questions.
Sincerely,
/s/ Paul D. Hodgdon
Paul D. Hodgdon, Esq.